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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                  FOR THE QUARTER ENDED JUNE 30, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7
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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                  FOR THE QUARTER ENDED JUNE 30, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $27,298

COST OF OPERATION                                           28,183

OPERATING LOSS                                                (885)

NONOPERATING INCOME                                            646

LOSS BEFORE FEDERAL INCOME TAXES                              (239)

FEDERAL INCOME TAX CREDIT                                     (239)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                  FOR THE QUARTER ENDED JUNE 30, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ -

NET INCOME                                                      -

CASH DIVIDENDS DECLARED                                         -

BALANCE AT END OF PERIOD                                      $ -


The common stock of the Company is wholly owned by Ohio Power Company.
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           JUNE 30,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $39,553
  Accumulated Depreciation and Amortization                  35,637

         NET MINING PLANT                                     3,916

OTHER PROPERTY AND INVESTMENTS                                2,114

CURRENT ASSETS:
  Cash and Cash Equivalents                                  45,279
  Accounts Receivable:
    General                                                     120
    Affiliated Companies                                     11,304
  Coal                                                           46
  Materials and Supplies                                      7,156
  Prepayments                                                   141

         TOTAL CURRENT ASSETS                                64,046

DEFERRED INCOME TAXES                                        28,208

REGULATORY ASSETS                                               194

DEFERRED CHARGES                                                912

           TOTAL                                            $99,390
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          JUNE 30,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                           -

         TOTAL SHAREHOLDER'S EQUITY                              7

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       15,658
  Accrued Reclamation Costs                                 33,924
  Other Operating Reserves                                  10,521

         TOTAL OTHER NONCURRENT LIABILITIES                 60,103

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,893
    Affiliated Companies                                       533
  Taxes Accrued                                                625
  Accrued Reclamation Costs                                  3,690
  Accrued Vacation Pay                                         866
  Workers' Compensation Claims                                 810
  Other                                                      2,756

         TOTAL CURRENT LIABILITIES                          11,173

DEFERRED CREDITS                                            28,107

           TOTAL                                           $99,390
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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 1998

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED JUNE 30, 1998
                    (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         646

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (646)
            2. Year-to-Date                                                                              $ (1,131)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 27,944

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (646)

       C. Cost Applicable to Current Quarter Coal Billings                                                 27,298
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                      228
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 27,070

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                363,413

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $74.49

(a)    As represented by  Cost of Operation  plus  Federal Income Taxes  reported in Statement of Income.
/TABLE
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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED JUNE 30, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   522
Indirect Labor-UMW*                                          1,697
Benefits-UMW*                                                2,437
Salaries and Benefits-Nonunion                               1,200
Operating Supplies                                           1,624
Repair Parts and Materials                                   1,515
Electricity and Other Utilities                                651
Outside Services-Maintenance, Haulage and Reclamation          643
Taxes Other Than Federal Income Taxes**                        347
Rental of Equipment                                            788
Depreciation, Depletion and Amortization                       625
Mining Cost Normalization***                                10,510
Reclamation                                                  2,730
Other Production Costs                                       2,928

Subtotal                                                    28,217

Transfers of Production Costs (to)/from Coal Inventory         (34)

          Total                                            $28,183

  * United Mine Workers of America.
 ** Excludes  FICA, Federal  Unemployment  and  State  Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              JUNE 30, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -        $  324

Mining Structures and Equipment       34,737     33,345      1,392

Coal Interests (net of depletion)      2,200       -         2,200

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant in Service    $39,553    $35,637     $3,916